FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCES OF SENIOR UNSECURED NOTES

On 4 December 2018, HSBC Holdings plc issued EUR1,000,000,000 Floating Rate Notes due December 2021 and EUR1,250,000,000 1.50 per cent Fixed to Floating Rate Notes due December 2024 under its Debt Issuance Programme (together, the 'New Notes').

Application has been made to admit the New Notes to listing on the Official List of the UK Listing Authority and to trading on the regulated market of the London Stock Exchange.

Investor enquiries to:
Greg Case (UK)                            +44 (0) 20 7992 3825       greg.case@hsbc.com
Hugh Pye (HK)                              +852 2822 4908               hugh.pye@hsbc.com

Media enquiries to:
Ankit Patel                                  +44 (0) 20 7991 9813       ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,800 offices in 66 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,603bn at 30 September 2018, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 04 December 2018